EXHIBIT 99.1

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT, dated November 10, 2005 (this “Agreement”), is by and between:

1.            SIFY LIMITED, a company incorporated under the laws of India and having its principal office at Tidel Park, 2nd Floor, No.4 Canal Bank Road, Taramani, Chennai - 600113 (the “Company”); and

2.            INFINITY CAPITAL VENTURES, LP, a limited partnership organised and existing under the laws of the State of Delaware.and having its office at 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025 (“Infinity Capital”).

WHEREAS,

(A)          The Company has an authorized share capital of Indian Rupees three hundred and eighty one million comprising of thirty eight million and one hundred thousand shares of face value Rs. 10 each, and an issued, allotted, subscribed and outstanding share capital of Indian Rupees three hundred and fifty three million eight hundred and eighteen thousand and four hundred and ten, comprising of thirty five million three hundred and eighty one thousand and eight hundred and forty one equity shares outstanding. The ADSs of the Company are listed and are traded on The Nasdaq National Market and each ADS currently represents one Equity Share. The underlying Equity Shares representing such ADSs are held by the Depositary pursuant to the Deposit Agreement. Further details of the particulars of the Company are set forth in Part A of Schedule 1 of this Agreement.

(B)          Infinity Capital has agreed to acquire from Satyam Computer Services Limited, an aggregate of 11,182,600 ADSs which represent approximately 32% of the outstanding equity shares in the Company.

(C)         Upon the terms and conditions of this Agreement, the Company and Infinity Capital have agreed that Infinity Capital or its Nominee shall invest in, subscribe for and purchase from the Company further ADSs, or if applicable pursuant to the terms hereof, Equity Shares, and subject to the requisite approvals and permissions the Company shall allot and issue to Infinity Capital an aggregate of 6,720,260 Equity Shares or ADSs, as the case may be, for per share price (the “Subscription Price”) equal to $5.60 US, or if applicable pursuant to the terms hereof, that number of Indian rupees equivalent to $5.60 US at the exchange rate effective at the close of business on the business day immediately prior to the Closing, within 2 days of satisfaction or waiver of all of the conditions to closing set forth herein.

(D)          In connection with the transactions contemplated by this Agreement, the Company, Infinity Capital and Mr. Raju Vegesna, an individual resident in the United States (“Vegesna”), are entering into a Standstill Agreement dated as of the date hereof (the “Standstill Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

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ARTICLE I

DEFINITIONS

1.1          Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“ADSs” mean the American Depositary Shares, issued under the Deposit Agreement, dated October 18, 1999, as amended, by and among the Company, the Depository, as depositary, and the holders and beneficial owners of ADSs.

“Agreement” means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.

“Board of Directors” means the Board of Directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Chennai, India are authorized or required by law or executive order to close.

“Closing” has the meaning set forth in Section 2.5 of this Agreement.

“Closing Date” means the date of the Closing.

“Depositary” means Citibank, N.A.

“Directors” means the directors of the Company whose names appear on the register of directors of the Company.

“Eligible Investor” means an investor who satisfies all Requirements of Law for purchasing Equity Shares or ADSs pursuant to the terms of this Agreement.

“Encumbrance” means any mortgage, deed of trust, lien, pledge, security interest, title retention device, option, collateral assignment, claim, charge, restriction or other encumbrance, whether voluntarily incurred or arising by operation of law.

“Equity Shares” means the ordinary equity shares, par value Rs.10 per share, of the Company as subdivided, consolidated or converted from time to time.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder.

“Existing Charter Documents” means the Memorandum and Articles of Association of the Company as at the date hereof as set out in Schedule 2 to this Agreement.

“Governmental Authority” means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

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“Nominee” means any Person nominated as such by the Investor who is the Eligible Investor in terms of this Agreement.

“Person” means any individual, corporation, company, partnership, limited liability company, joint venture, association or trust of any other entity or organization.

“Requirements of Law” means, as to any Person, any law, statute, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority or stock exchange (including, without limitation, Nasdaq), in each case applicable or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

“Rs.” means Indian Rupees, the lawful currency of India.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder.

“Shareholders” means the shareholders of the Company whose names appear on the register of members of the Company.

“Subsidiaries” means the subsidiaries of the Company as set forth in Part B of Schedule 1 of this Agreement.

“Subscription Price” means the subscription price described in Recital C above.

“Taxes” means any federal, state, provincial, county, local, foreign and other taxes (including income, profits, windfall profits, alternative, minimum, accumulated earnings, personal holding company, capital stock, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll and property taxes, import duties, octroi, and stamp duty and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto, and including expenses associated with contesting any proposed adjustments related to any of the foregoing.

“Transaction Documents” means this Agreement and the Standstill Agreement.

“US$” or “US Dollars” means United States Dollars, the lawful currency of the United States of America.

ARTICLE II

SUBSCRIPTION FOR ADSs

2.1          Subscription for Subscribed Shares. Upon the terms and subject to the conditions herein set forth, the Company agrees to, on the Closing Date, allot and issue to Infinity Capital, free and clear of all Encumbrances (other than Encumbrances resulting from actions of Infinity Capital), 6,720,260 ADSs (the “Subscribed Shares”) and Infinity Capital has agreed to

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subscribe for the Subscribed Shares from the Company in consideration for the Subscription Price set out in this Agreement; provided, however, that if by operation of a Requirement of Law relating to the Company’s application for a VPN/NLD/ILD license in India, the Company is required to reduce the level of equity ownership by foreign persons in connection with such VPN/NLD/ILD license, the Company may (a) substitute on a share-for-share basis Equity Shares for ADSs; (b) if necessary to comply with such Requirement of Law, request that a Nominee, reasonably acceptable under such Requirements of Law and to Infinity Capital, acquire such Equity Shares; and, (c) if necessary to comply with such Requirement of Law, request that the purchase price for the Subscribed Shares be paid in Rupees at the exchange rate equivalent of $5.60 US as of the close of business on the date immediately prior to the date of the Closing. Substituted Equity Shares shall be deemed to be Subscribed Shares hereunder.

2.2          Subscription Price. The consideration payable by Infinity Capital or its Nominee for the Subscribed Shares shall be the Subscription Price, which shall be payable in cash in immediately available funds in the manner mentioned herein and against the receipt of the Subscription Price the Company shall allot and cause the issuance of the Subscribed Shares at the Closing.

2.3          Conditions for Closing: The Closing shall take place within two Business Days after satisfaction of the following conditions (collectively, the “Conditions”), provided, that Infinity Capital shall have the right at any time to waive the conditions set forth in Section 2.3 (c), (d) and (e). Each of the parties shall use its respective commercially reasonable efforts to satisfy the conditions to its obligations hereunder and to cause its representations and warranties to remain true and correct in all material respects as of the Closing.

(a)           the Company at its Shareholders General Meeting has passed a resolution under Section 81 (1A) of the Companies Act, 1956 approving the issue and allotment of the Subscribed Shares to Infinity Capital on the terms contained in this Agreement (the “Shareholder Resolution”);

(b)           the Company has obtained the requisite approval from the Central Government (Foreign Investment Promotion Board) for issue and allotment of Subscribed Shares to Infinity Capital;

(c)           the Company shall have delivered and Infinity Capital shall have received an opinion of counsel addressed to Infinity Capital and dated as of the Closing, substantially in the form of Exhibit C;

(d)           all the covenants and agreements set forth in this Agreement to be performed by the Company on or before the Closing shall have been performed in all material respects;

(e)           (i) the representations and warranties made by the Company in this Agreement shall have been true and correct in all material respects when made and as of the Closing and (ii) the Company shall deliver an executed officer’s certificate to that effect; provided, however, that the Condition set forth in clause (i) shall be deemed to be satisfied notwithstanding the failure of any representation to be true and correct in all material respects as of the Closing in the event that such failure results from any action, event or occurrence beyond the control of the Company.

(f)           no court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order which is in effect and makes

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illegal or prohibits the consummation of the transactions contemplated by this Agreement; provided that the Company shall have used reasonable efforts to obtain the removal of any order if such order is against the Company.

2.4          Closing. The closing of the subscription for the Subscribed Shares (the “Closing”) shall take place at the offices of the Company on the Closing Date.

2.5	Pre-Closing Date Activities; Closing Date Activities.
(a)	On the date of this Agreement,

(i)            the Company shall appoint Vegesna as the Chairman of the Board of Directors; and

(ii)	the parties and Vegesna shall enter into the Standstill Agreement.
(b)	On the Closing Date,

(i) Infinity Capital or its Nominee shall deliver, by wire transfer of immediately available funds to an account designated by the Company, the Subscription Price to the Company against the receipt of the certificate for the Subscribed Shares; and

(ii) the Company shall deliver, or cause the Depositary to deliver, to Infinity Capital (x) a certificate in respect of the Subscribed Shares (which certficate shall bear all legends required by the Securities Act or any other applicable Requirement of Law) and (y) a certified true copy of each of the Shareholder Resolution and the Board Resolution; provided that all of the events set forth in this Section 2.6(b) shall be deemed to have occurred simultaneously.

2.6          Post Closing Activities. Simultaneously with or immediately after the Closing the Company shall make all such post-Closing filings with Governmental Authorities required under Requirements of Law in relation to the matters referred to in this Agreement and upon request shall provide evidence thereof to Infinity Capital. Within 45 days after the Closing Date, Vegesna shall identify an individual to be appointed to the Board of Directors, and the Company hereby covenants that Board of Directors shall promptly appoint such individual as a Director. The Company covenants that it shall at all times use its commercially reasonable efforts to maintain, for a period of three years from the Closing Date, directors and officers insurance coverage at least as protective as the Company’s current coverage. For so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company shall not enter into any agreement pursuant to which it would provide a third party with registration rights for Company securities, without the consent of Infinity Capital (which may be withheld at the sole discretion of Infinity Capital), unless the Company provides Infinity Capital with registration rights on a parri passu basis with such third party. To the extent the securities issued to Infinity Capital or its Nominee pursuant to this Agreement are Equity Shares, as opposed to ADSs, the Company covenants that it shall (at its own expense to the extent permissible under Requirements of Law), as soon as reasonably practicable in light of

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applicable Requirements of Law, cause such Equity Shares to be converted into ADSs. The Company further covenants that it shall notify Infinity Capital promptly once Requirements of Law provide that any Equity Shares issued pursuant to this Agreement may be converted into ADSs. With a view to making available the benefits of certain rules and regulations of the Securities Exchange Commission which may at any time permit the sale of the restricted securities to the public without registration, so long as Infinity Capital continues to own at least 10% of the Company’s outstanding Equity Shares, the Company agrees to use its commercially reasonable efforts to:

(a)   Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act of 1933, as amended;

(b)   File with the Securities and Exchange Commission (the “Commission”) in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) Furnish to Infinity Capital forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, a copy of the most recent annual or other periodic report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as such Investor may reasonably request in availing itself of any rule or regulation of the Commission allowing such Investor to sell any such securities without registration.

2.7          Premium on shares. The Subscription Price paid by Infinity Capital in excess of Rs 10/- per share which represent the par value of the Subscribed Shares shall be treated as share premium paid by Infinity Capital to the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Infinity Capital and acknowledges that Infinity Capital in entering into this Agreement and acquiring the Subscribed Shares on the following representations and warranties:

3.1          Corporate Existence and Power. The Company and each Subsidiary (a) have been duly incorporated and is duly organized and validly existing under the laws of its relevant jurisdiction of incorporation; (b) have all requisite power and authority to own and operate their property, to lease the property they operate as lessee and to conduct the business in which they are engaged; (c) are duly qualified as corporations under the laws of each jurisdiction in which their ownership, lease or operation of property or the conduct of their business requires such qualification and (d) have the corporate power and authority to execute, deliver and perform their obligations under this Agreement and each of the other Transaction Documents to which they are a party.

3.2 Authorization; No Contravention. Subject to satisfaction of the Conditions, the execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents and the transactions contemplated hereby and thereby (a) have been duly authorized by all necessary corporate action of the Company; (b) do not

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contravene the terms of the Existing Charter Documents; (c) do not violate, conflict with or result in any breach, default or contravention of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or the creation of any Encumbrance under, any material contract of the Company or any Requirement of Law applicable to the Company; and (d) do not violate any court orders against, or binding upon the Company.

3.3          Binding Effect. This Agreement and each of the other Transaction Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

3.4          Charter Documents. The copies of the Existing Charter Documents and the charter documents of the Subsidiaries (the “Subsidiaries Charter Documents”) have been delivered to Infinity Capital are true and complete and comply with all applicable Requirements of Law. All legal and procedural requirements and other formalities concerning the approval, amendment and filing of the Existing Charter Documents, and the Subsidiaries Charter Documents have been duly and properly complied with. The Company has complied with all the provisions of the Existing Charter Documents and each Subsidiary has complied with all provisions of the relevant Subsidiaries Charter Documents and in each case has not entered into any transaction in breach of such charter documents or agreed with any Person to amend such charter documents.

3.5          Corporate Records. The statutory books, minute books, register of members and all books of account of the Company and each Subsidiary have been properly and accurately maintained in all material respects, are written up-to-date, contain full and accurate records of all resolutions passed by the directors and the shareholders of entity and all issuances and transfers of shares or other securities of such entity (other than the transfers of ADSs) and neither the Company nor, to the best knowledge of the Company, any Subsidiary has received any notice of any application or intended application for rectification of its register of members.

3.6          Compliance with Laws. (a) The Company and each Subsidiary are in material compliance with all material Requirements of Law and all court orders applicable to them. There is no existing or, to the Company’s knowledge, proposed Requirement of Law which could reasonably be expected to prohibit or restrict the Company or any Subsidiary, from, or otherwise have a material adverse effect on the condition of the Company in conducting its business in any jurisdiction in which they conduct their business. (b) (i) The Company and each Subsidiary have all material licenses, permits and approvals of any Governmental Authority (collectively, “Permits”) that are necessary for the conduct of the business of the Company and each Subsidiary; (ii) such Permits are in full force and effect; and (iii) there are no material violations are or have been recorded in respect of any material Permit. (c) No material expenditure is presently required by the Company or any Subsidiary to comply with any existing Requirement of Law or court order, except for the transactions contemplated by this Agreement.

3.7          U.S. Foreign Corrupt Practices Act 1977 (the “FCPA”). Neither the Company nor any Subsidiary has made, directly or indirectly, any payment or promise to pay, or gift or

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promise to give, or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to: (a) any foreign official (as such term is defined in the FCPA) for the purpose of influencing any such official or inducing him or her to use his or her influence to affect any act or decision of foreign government, or any agency or subdivision thereof; or (b) any political party or official thereof or candidate for political office for the purpose of influencing any official act of decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a government or agency or subdivision thereof, in the case of both (a) and (b) above in order to assist the Company to obtain or retain business for, or direct business to, the Company in violation of the FCPA.

3.8          Compliance with Indian Requirements of Law. The Company and each Subsidiary have materially complied with all of their respective registration requirements and Indian Requirements of Law, and except as set described in Section 2.3(b), there are no approvals required from any authorities in India for the issue and allotment of the Subscribed Shares to a limited partnership formed under U.S. law .

3.9          No Default or Breach; Material Contracts. Neither the Company nor any Subsidiary is in default under any material contract, nor, to the Company’s knowledge, does any condition exist that with notice or lapse of time or both would constitute a default thereunder. To the Company’s knowledge, (a) no other party to any such material contract is in default thereunder and (b) there exists no condition that with notice or lapse of time or both would constitute a default by such other party thereunder.

3.10        Title to Properties. The Company and each Subsidiary has good title, or holds interests as lessee under leases in full force and effect in, all real property owned or leased by it and material to its business.

3.11        NASDAQ Compliance; Manipulation. The ADSs are duly compliant with all applicable Requirements of Law and are listed on Nasdaq and the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the ADSs under the Exchange Act or delisting of the ADSs from the Nasdaq. The Company has complied in all material respects with all Requirements of Law with respect to the issuance of the Subscribed Shares and the listing thereof on the Nasdaq. Neither the Company nor any Subsidiary, nor to the best of knowledge of the Company, any Affiliate of the Company, has taken and will, in violation of applicable Requirement of Law, take, any action designed to or that might reasonably be expected to cause or result in unlawful manipulation of the price of the ADSs or the Equity Shares.

3.12        SEC Reports and Financial Statements. (a) As of the respective dates of their filing with the Securities and Exchange Commission of the United States (the “Commission”), all reports, registration statements and other filings, together with any amendments thereto, filed by the Company with the Commission (the “SEC Reports”), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, except as disclosed in the SEC Reports. Except as disclosed in the SEC Reports, the SEC Reports did not at the time they were filed with the Commission, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. (b) The financial statements of the Company set forth in its most recent report on Form 20-F filed with the SEC (the “Financial Statements”) have been prepared in accordance with generally accepted accounting

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principles in the United States. The Financial Statements present fairly, in all material respects, the financial condition and operating results of the Company as of the date, and during the periods, indicated therein.

3.13        Taxes. (a) The Company and each Subsidiary have paid all Taxes which have come due and are required to be paid by it through the date hereof, and all deficiencies or other additions to Taxes, interest and penalties owed by it in connection with any such Taxes, other than Taxes being disputed by the Company or any Subsidiary in good faith for which adequate reserves have been made in accordance with U.S. GAAP and Indian GAAP (as applicable); (b) the Company and each Subsidiary have timely filed or caused to be filed all returns for Taxes that it is required to file on and through the date hereof (including all applicable extensions), and all such Tax returns are accurate and complete in all material respects; (c) with respect to all Tax returns of the Company, (i) to the best knowledge of the Company, there is no unassessed Tax deficiency proposed or threatened against the Company or any Subsidiary and (ii) no audit is in progress with respect to any return for Taxes, no extension of time is in force with respect to any date on which any return for Taxes was or is to be filed and no waiver or agreement is in force for the extension of time for the assessment or payment of any Tax; (d) all provisions for Tax liabilities of the Company with respect to the Company’s financial statements have been made in accordance with U.S. GAAP and Indian GAAP consistently applied, and all liabilities for Taxes of the Company attributable to periods prior to or ending on the Closing Date have been adequately provided for on the Company’s financial statements; (e) there are no Encumbrances for Taxes on the assets of any Subsidiary; and (f) there is no imposition of, re-assessment, loss of concession, clawback or increase in Taxes proposed in respect of any Subsidiary or which will result from the transactions contemplated by this Agreement.

3.14        Registration Rights. The Company is not under any obligation to register any of its presently outstanding securities or any of its securities which may hereafter be issued under the Securities Act of 1933, as amended (the “Securities Act”).

3.15        Shareholder Agreements. The Company is not party to any agreements or arrangements with any of the Company’s shareholders, nor, to the knowledge of the Company, are there any agreements amongst the Company’s shareholders, that grant special rights with respect to any shares of the Company’s capital stock or any voting trusts involving any shares of the Company’s capital stock or any shareholder of the Company.

3.16        Limiting Agreements. The Company is not a party to any agreement which materially limits its ability to expand its businesses or enter into any new businesses.

3.17        Capitalization. The Subscription Shares, together with the 11,182,600 ADS’s currently held by Satyam shall, as of the date hereof, constitute at least 40% of the total outstanding Equity Shares of the Company (after giving effect to the exercise, conversion or exchange of all outstanding options, warrants and other securities exercisable for, convertible into or exchangeable for Equity Shares).

3.18        Litigation, etc. Except as disclosed in the Company’s filings with the Securities and Exchange Commission, as of the date of this Agreement, there are no material actions, suits, proceedings or investigations pending or, to the best of the Company’s knowledge, currently threatened against the Company or its properties before any court or governmental agency or any arbitrator, nor, to the knowledge of the Company, is the

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Company subject to any material writ, injunction or order of any court or government agency or any material order of any arbitrator.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF Infinity Capital

Infinity Capital hereby represents and warrants to the Company and acknowledges that the Company in entering into this Agreement is relying on the following representations and warranties.

4.1          Existence and Power. Infinity Capital (a) is a limited partnership duly organized and validly existing under the laws of the jurisdiction of its formation and (b) has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.

4.2          Authorization; No Contravention. Subject to satisfaction of the Conditions, the execution, delivery and performance by Infinity Capital of this Agreement and each of the other Transaction Documents to which it is a party and the transactions contemplated hereby and thereby, (a) have been duly authorized by all necessary action, (b) do not contravene the terms of Infinity Capital’s organizational documents, or any amendment thereof, and (c) do not violate, conflict with or result in any breach or contravention of, or the creation of any Encumbrance under, any material contract of Infinity Capital or any United States Requirement of Law applicable to Infinity Capital, and (d) do not violate any court order of any Governmental Authority against, or binding upon, Infinity Capital.

4.3          Binding Effect. This Agreement and each of the other Transaction Documents to which it is a party have been duly executed and delivered by Infinity Capital and constitutes the legal, valid and binding obligations of Infinity Capital, as the case may be, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

4.5          Investment Representations. Infinity Capital understands that Subscribed Shares have not been registered under the Securities Act. Infinity Capital also understands that the Subscribed Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Infinity Capital’s representations contained in this Agreement. Infinity Capital hereby represents and warrants as follows:

(a)           Infinity Capital Bears Economic Risk. Infinity Capital or its management has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Infinity Capital must bear the economic risk of this investment indefinitely unless the Subscribed Shares may be sold pursuant to an exemption from registration under the Securities Act. Infinity Capital understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow Infinity Capital to transfer all or any portion of the Subscribed Shares under the circumstances, in the amounts or at the times Infinity Capital might propose.

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(b)           Acquisition for Own Account. Infinity Capital is acquiring the Subscribed Shares for Infinity Capital’s own account for investment only, and not with a view toward their distribution.

(d)          Accredited Investor. Infinity Capital represents that it is, and each of its partners is, an “accredited investor” within the meaning of Regulation D under the Securities Act.

(e)           Company Information. Infinity Capital has received and read the materials provided by the Company and has had an opportunity to discuss the Company’s business, management and financial affairs with directors, officers and management of the Company. Infinity Capital has also had the opportunity to ask questions of, and receive answers from, the Company and its management regarding the terms and conditions of this investment.

(f)           Rule 144. Infinity Capital acknowledges and agrees that the Subscribed Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Infinity Capital has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act as in effect from time to time, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information about the Company, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding specified limitations.

(g)           Ownership.        The sole general partner of Infinity Capital is Infinity Capital Venture Management, LLC. The sole limited partner of Infinity Capital is a trust formed for estate planning purposes by Vegesna. The sole member of Infinity Capital Venture Management, LLC is Vegesna or a trust formed for estate planning purposes by Vegesna.

4.6          Manipulation. Neither Infinity Capital nor, to the best of knowledge of Infinity Capital, any Affiliate of Infinity Capital (including, without limitation, Vegesna), has taken and will, in violation of applicable Requirement of Law, take, any action designed to or that might reasonably be expected to cause or result in unlawful manipulation of the price of the ADSs or the Equity Shares.

ARTICLE V

INDEMNIFICATION

5.1          Indemnification. Except as otherwise provided in this Agreement the Company, on one hand, and Infinity Capital, on the other hand, (each, an “Indemnifying Party”) agrees to indemnify, defend and hold harmless Infinity Capital, on one hand, and the Company, on the other hand, and in each case its respective Affiliates and its respective officers, directors, agents, employees, subsidiaries, partners, members and controlling persons (each, an “Indemnified Party”) to the fullest extent permitted by law from and against any and all losses, claims, or written threats thereof (including, without limitation, any claim by a third party), damages, expenses (including reasonable fees, disbursements and other charges of counsel incurred by the Indemnified Party in any action between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party or otherwise) or other liabilities (collectively, “Losses”) resulting from or arising out of any breach of any representation or warranty, covenant or agreement by the Indemnifying Party in this Agreement.

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5.2          Notification. Each Indemnified Party under this Article V shall, as soon as practicable after the receipt of notice of the commencement of any claim against such Indemnified Party in respect of which indemnity may be sought from the Indemnifying Party under this Article V, notify the Indemnifying Party in writing of the commencement thereof. The failure of any Indemnified Party to so notify the Indemnifying party of any such action shall not affect the rights to indemnification hereunder, except and only to the extent that the Indemnifying Party demonstrates actual material damage caused by such failure. In case any such Claim shall be brought against any Indemnified Party, and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to assume the defense thereof at its own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment; provided, however, that any Indemnified Party may, at its own expense, retain separate counsel to participate in such defense at its own expense. Notwithstanding the foregoing, in any Claim in which both the Indemnifying Party, on the one hand, and an Indemnified Party, on the other hand, are, or are reasonably likely to become, a party, such Indemnified Party shall have the right to employ separate counsel and to control its own defense of such Claim if, in the reasonable opinion of counsel to such Indemnified Party, either (x) one or more defenses are available to the Indemnified Party that are not available to the Indemnifying Party or (y) a conflict or potential conflict exists between the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, that would make such separate representation advisable; provided, however, that the Indemnifying Party (i) shall not be liable for the fees and expenses of more than one counsel to all Indemnified Parties and (ii) shall reimburse the Indemnified Parties for all of such fees and expenses of such counsel incurred in any action between the Indemnifying Party and the Indemnified Parties or between the Indemnified Parties and any third party, as such expenses are incurred. The Indemnifying Party agrees that it will not, without the prior written consent of the Indemnified Party (not to be unreasonably withheld), settle, compromise or consent to the entry of any judgment in any pending or threatened Claim relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising or that may arise out of such Claim. The Indemnifying Party shall not be liable for any settlement of any Claim effected against an Indemnified Party without its written consent, which consent shall not be unreasonably withheld. The rights accorded to an Indemnified Party hereunder shall be in addition to any rights that any Indemnified Party may have at common law, by separate agreement or otherwise; provided, however, that notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Article V shall restrict or limit any rights that any Indemnified Party may have to seek equitable relief.

ARTICLE VI

AFFIRMATIVE AND NEGATIVE COVENANTS

The Company hereby covenants and agrees with Infinity Capital as follows:

6.1          Subscribed Shares. The Company acknowledges and agrees that at Closing the Subscribed Shares issued by the Company shall confer on Infinity Capital absolute legal and beneficial title to the Subscribed Shares free of Encumbrances (other than Encumbrances resulting from actions of Infinity Capital).

6.2          Between Signing and Closing. From the date hereof until the date of Closing, the Company:

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(a)          shall use its reasonable commercial efforts to conduct its business in a manner so as to ensure that the Company’s warranties shall continue to be true and correct from the date of this Agreement and at all times until and on the Closing Date as if made on and as of the Closing Date other than any warranty expressly limited to an earlier date; and

(b)          shall use its reasonable commercial efforts to conduct its business in a manner so as to assure that no material adverse effect occurs in respect of the condition of the Company.

6.3          Notice. The Company shall give Infinity Capital prompt and complete notice of any event, condition or circumstance occurring from the date hereof until the Closing Date that would constitute a violation or breach of any Company warranty if such Company warranty (other than any warranty expressly limited to an earlier date) was made as of any date from the date hereof until the Closing Date, or that would constitute a violation or breach of any terms and conditions contained in this Agreement. Infinity Capital shall give the Company prompt and complete notice of any event, condition or circumstance occurring from the date hereof until the Closing Date that would constitute a violation or breach of any Infinity Capital warranty if such Infinity Capital warranty (other than any warranty expressly limited to an earlier date) was made as of any date from the date hereof until the Closing Date, or that would constitute a violation or breach of any terms and conditions contained in this Agreement. No disclosures made after signing of this Agreement will be deemed to modify the representations and warranties set forth in this Agreement for purposes of the closing conditions set forth in Section 2.3.

ARTICLE VII

EXCLUSIVITY

Between the date hereof and the Closing, the Company shall not, directly or indirectly, through any associate, adviser, representative or agent take any action to solicit, initiate, seek, entertain, encourage or support any inquiry, proposal or offer from, furnish any information to or participate in any negotiations or discussions with, any third party, or enter into any agreement or arrangement regarding any subscription for issue, allotment, sale of or other disposition of any interest in any Equity Shares or ADSs or otherwise attempt to issue, sell or transfer any Equity Shares or ADSs other than to Infinity Capital, other than the grant of stock options and the issuance of Equity Shares and/or ADSs upon the exercise of outstanding stock options and/or warrants in the ordinary course of business.

ARTICLE VIII

MISCELLANEOUS

8.1          Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

(a)	if to the Company:

Sify Limited

Tidel Park, 2nd Floor

No. 4 Canal Bank Road, Taramani

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Chennai - 600113

Telecopy: 91 44 2254 0851

Attention: R Ramaraj

(b)	if to Infinity Capital:

Infinity Capital Ventures, LP

11601 Wilshire Boulevard
Suite 1900
Los Angeles, CA 90025
Attention: Amir Ohebsion

All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; and when receipt is mechanically acknowledged, if telecopied. Any party may by notice given in accordance with this Section 8.1 designate another address or Person for receipt of notices hereunder.

8.2          Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Subject to compliance with applicable securities laws to the reasonable satisfaction of the Company and the terms and conditions thereof, Infinity Capital may assign any of its rights under this Agreement or the other Transaction Documents to any of its respective Affiliates upon the giving of five days prior written notice to the Company. The Company may not assign any of its rights under this Agreement without the written consent of Infinity Capital.

8.3	Amendment and Waiver.

(a)          No failure or delay on the part of the Company or Infinity Capital in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Company or Infinity Capital at law, in equity or otherwise.

(b)          Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Company or Infinity Capital from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by the Company and Infinity Capital and (ii) only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

8.4          Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

8.5          Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

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8.6  GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF INDIA, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS TO LAW OF ANY JURISDICTION.

8.7          Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

8.8          Rules of Construction. Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement.

8.9          Entire Agreement. This Agreement, together with the exhibits and schedules hereto, and the other Transaction Documents are intended by the parties hereto as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, and the other Transaction Documents supersede all prior agreements and understandings between the parties hereto with respect to such subject matter.

8.10       Public Announcements. Following the date hereof, the Company shall be permitted to issue a press release relating to the transactions contemplated thereby to the extent necessary to comply with its obligations under Requirements of Law. Infinity Capital shall have the opportunity to review and comment on such press release prior to its issuance, which review and comment shall be provided as expeditiously as possible to Infinity Capital, and such press release shall be in form and substance reasonably satisfactory to Infinity Capital. Except as set forth in the previous sentence, neither the Company nor Infinity Capital will issue any press release or make any public statements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto, except to the extent such party reasonably believes such press release or public statement is required by applicable Requirement of Llaw.

8.11       Further Assurances. Each of the parties hereto shall execute such documents (including, without limitation, purchaser’s receipts required by the Depositary) and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement. Without limiting the generality of the foregoing, Infinity Capital shall (a) be present, in person or by proxy, at the Shareholders General Meeting (and any adjournment or postponement thereof) held for the purpose of seeking Shareholder approval of the Shareholder Resolution and (b) vote all Equity Shares and/or ADSs now owned or hereafter acquired by it for approval of the Shareholder Resolution.

8.12       Termination. This Agreement may be terminated at any time prior to the Closing by the mutual writen consent of the Company and Infinity Capital. Any party may terminate this Agreement by giving written notice to the other parties if (a) the Shareholders fail to approve the Shareholder Resolution at a duly convened meeting of Shareholders or (b) the Closing

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shall not have occurred by January 31, 2006; provided, however, that the right to terminate this Agreement pursuant to this sentence shall not be available to any party whose failure to perform in any material respect any of its obligations or covenants under this Agreement results in the faiure of any Condition. The provisions of this Article VIII shall survive any termination of this Agreement.

(Signature page follows)

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IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Subscription Agreement on the date first written above.

SIFY LIMITED

By:	/s/ R. Ramaraj

Name: R. Ramaraj

Title: CEO and Managing Director

INFINITY CAPITAL VENTURES, LP

By: Infinity Capital Management, LLC,

Its General Partner

By:	/s/ Raju Vegesna

Name: Raju Vegesna

Title: Member

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Schedule 1

Particulars of the Company

PART A – THE COMPANY

1. Registered office	: Tidel Park, 2nd Floor 4, Canal Bank Road, Taramani, Chennai 600 113
2. Date of incorporation Incorporation Number Place of Incorporation	: December 12, 1995 : : Andhra Pradesh
3. Directors	: Mr. B. Rama Raju Mr. R. Ramaraj Dr. T.H. Chowdary Mr. C.B. Mouli Dr. S.K. Rao Mr. R.D. Thulasiraj Mr. Srinivas Vadlamani

4. Share Capital: Authorized Issued and paid up	38,100,000 shares of Rs.10 each 35,381,841 shares of Rs.10 each
5. Shareholders as of Date Hereof holding more than 2% of the Company’s share capital, other than Satyam Computer Services Limited / Infinity Capital	: None.

6. Independent Accountants	: KPMG India
7. Financial Year End	: March 31

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PART B - SUBSIDIARIES OF THE COMPANY

Name of the Subsidiary	% of Shareholding

Safescrypt Ltd.	100%
Indiaworld Communications Pvt. Ltd.	100%
Sify Networks Private Limited	100%
Sify International Inc.,	100%
Sify Americas Inc.	100%

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SCHEDULE 2

Memorandum and Articles of Association

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